UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	MICT, Inc.

Address of principal executive office: City State and ZIP Code:	28 West Grand Avenue, Suite 3 Montvale, New Jersey, 076435

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

MICT, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) within the prescribed time period without hardship and expense to the Company. The Company has significant operations in numerous provinces within the People’s Republic of China. In an effort to curtail a growing COVID-19 outbreak in China, the national Chinese government and local provincial governments in each of Jilin, Liaoning and Shandong Provinces have currently prohibited all residents of such provinces from leaving their homes and gaining access to their workplaces. As a result of such prohibitions, neither the Company’s employees nor employees of the Company’s independent registered accounting firm can gain access to the Company’s offices in these provinces to conduct audit procedures and to complete the Company’s audit for the fiscal year ended December 31, 2021. While the Company is hopeful that the rate of COVID-19 will fall significantly in the near future and that the national and local Chinese governments will lift the current restrictions, the Company cannot predict when either its employees or the employees of its independent registered accounting firm will be able to gain access to these offices and the audit will be completed on a timely basis.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Darren Mercer	(201) 225-0190
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s gross revenue and gross profit is expected to significantly increase for the year ended December 31, 2021 as compared to the year ended December 31, 2020, mainly due to a new acquisition completed as well as business expansion, especially in the Company’s insurance agency and brokerage business segment. Gross revenue and gross profit is expected to increase by approximately 4,600% and 15,500% year over year, respectively. However, net loss is expected to increase by approximately 56% year over year.

These anticipated changes in results of operations are based on unaudited results and may subject to further adjustments before filing of the Company’s 2021 Form 10-K.

MICT, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2022	/s/ Darren Mercer
Darren Mercer
President and Chief Executive Officer

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